March 2013
OFFICEMAX
A COMPANY ON THE MOVE
Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: March 27, 2013

What Analysts are Saying
We are getting more bullish on the
deal...”
David Strasser,
Janney Capital Markets
March 21, 2013
“
Anthony Chukumba,
BB&T Capital Markets
November 6, 2012
“
Office Products is a tough
neighborhood, but OMX is showing
improvement in every aspect of the
business it can control…”
David Strasser,
Janney Capital Markets
August 2, 2012
“
David Gober, Morgan Stanley
February 20, 2013
“
Michael Lasser, UBS
February 21, 2013
“
…we view ODP-OMX as a
compelling opportunity…”
Brad Thomas,
Key Banc Capital Markets
March 18, 2013
“
This deal has been anticipated for
years, given the strategic logic
and potential synergies.”
… the sector is certainly worth
watching, as these transformative
events unfold.”
Turnaround Plan Continues to Gain
Traction”

What Media are Saying
Strategically, the deal makes sense,
as the companies face a changing
competitive environment.”
The New York Times
“
Saligram and Austrian emphasized that
the combination, which will create a
company that will do roughly $18 billion
in revenue, is a merger of equals.”
Chicago Tribune
“
…the combined company … would be the third-leading online retailer in
North America based on 2011 sales, edging past previous No. 3 Apple …
according to an Internet Retailer estimate.”
Internet Retailer
“
Company’s ability to control costs
signaled a healthy company to investors”
Associated Press
“
“
OfficeMax named among world’s
most ethical companies”
OPI
“
Daily Herald, Chicago, 2013
It’s the second consecutive year OfficeMax has received the ethics award, which highlights companies that outperform industry peers when it comes to ethical behavior.”

Enhanced financial performance
Increased scale and competitiveness
Global footprint
Improved customer experience
Accelerated innovation
Strategic Benefits of the Merger
Combined company will leverage talented Associates
and managers with deep industry knowledge

Improved Customer Experience
• Continued focus on a high level of service
• Improved omni-channel capabilities to better
serve our valued customers
• Products, services and solutions that enable
customers to work more efficiently and
productively
• Accelerate change in the office solutions
business, bringing to customers innovative
solutions for today’s workplace
• Provide customers with a seamless experience
across retail stores, direct sales, telesales
and digital environments

Accelerated Innovation
•
Sharing customer insights and
learnings from innovative pilot
programs underway to better
identify and fulfill evolving
customer needs
•
Improved and expanded
eCommerce offerings
•
Complementary capabilities will
provide customers with better
solutions faster and more
efficiently

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS
AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH
THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE
TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at
www.sec.gov.
In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd.,
Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.
PARTICIPANTS IN THE SOLICITATION
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding
OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on
Schedule 14A, dated March 19, 2013, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual
Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding OfficeMax's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax's Annual Report on Form 10-K for the year ended December 29, 2012, under 1A "Risk Factors", and in OfficeMax's other filings with the SEC.